Filed by Energy Transfer Equity, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Southern Union Company
Commission File No.: 1-06407

ENERGY TRANSFER EQUITY, L.P. AND SOUTHERN UNION COMPANY ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO REVIEW PERIOD

DALLAS & HOUSTON — July 29, 2011 — Energy Transfer Equity, L.P. (NYSE:ETE) and Southern Union Company (NYSE:SUG) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) has expired in connection with the previously announced amended and restated merger agreement under which ETE will acquire SUG for cash or ETE common units at the election of SUG stockholders (subject to proration).

The expiration of the HSR review period satisfies a significant regulatory condition to the consummation of the proposed merger.

The merger is expected to be consummated in the first quarter of 2012, subject to the receipt of SUG stockholder approvals and certain other regulatory approvals.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and approximately 50.2 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of Regency Energy Partners LP (NASDAQ: RGNC) and approximately 26.3 million RGNC limited partner units. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Southern Union Company (NYSE:SUG), headquartered in Houston, is one of the nation’s leading diversified natural gas companies, engaged primarily in the transportation, storage, gathering, processing and distribution of natural gas. The company owns and operates one of the nation’s largest natural gas pipeline systems with more than 20,000 miles of gathering and transportation pipelines and one of North America’s largest liquefied natural gas import terminals, along with serving more than half a million natural gas end-user customers in Missouri and Massachusetts. For further information, visit www.sug.com.

Forward-Looking Statements
This press release may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transaction cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by ETE and SUG. Neither ETE nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information
In connection with the transaction, ETE and SUG have filed a proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus when it becomes available because it will contain important information regarding ETE, SUG and the transaction.

A definitive proxy statement/prospectus will be sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus (when available) and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus (when available) and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5444 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the definitive proxy statement/prospectus when it becomes available.

The information contained in this press release is available on the ETE web site at www.energytransfer.com.

Energy Transfer Equity

Investors:
Energy Transfer Equity
Brent Ratliff
(214) 981-0700

MacKenzie Partners
Dan Burch / Lawrence Dennedy
(212) 929-5748 / (212) 929-5239

Media:
Brunswick Group
Steve Lipin / Mark Palmer
(212) 333-3810 / (214) 459-8181

Granado Communications Group
Vicki Granado
(214) 599-8785

Southern Union Company

Investors:
Richard N. Marshall
(713) 989-2000

Media:
John P. Barnett
(713) 989-755